Exhibit 99.2

NOTICE OF ANNUAL GENERAL MEETING

BIODEXA PHARMACEUTICALS PLC

(Incorporated and registered in England and Wales with registered no. 09216368)

Notice is hereby given that an Annual General Meeting (“AGM”) of the members of Biodexa Pharmaceuticals PLC (the “Company”) will be held at 1 Caspian Point, Caspian Way, Cardiff, Wales, CF10 4DQ on 26 June 2025 at 1:00 p.m. to consider and, if thought fit, pass the following resolutions. All of which will be proposed as ordinary resolutions (collectively, the “Resolutions” and each a “Resolution”).

ORDINARY RESOLUTIONS

1.	To receive the Company’s Report and Accounts for the year ended 31 December 2024.

2.	To approve the directors’ remuneration report, as set out in the Company’s Report and Accounts for the year ended 31 December 2024 (the “Directors’ Remuneration Report”), excluding the directors’ remuneration policy as set out on pages 22 to 31 of the Directors’ Remuneration Report.

3.	To re-elect Stephen Parker as a Director of the Company, who retires by rotation in accordance with the articles of association of the Company.

4.	To re-elect Stephen Stamp as a Director of the Company, who retires by rotation in accordance with the articles of association of the Company.

5.	To re-elect Simon Turton as a Director of the Company, who retires in accordance with article 70.5 of the articles of association of the Company.

6.	To re-elect Sijmen de Vries as a Director of the Company, who retires in accordance with article 70.5 of the articles of association of the Company.

7.	To re-appoint PKF Littlejohn LLP as auditor of the Company to hold office from the conclusion of the AGM until the conclusion of the next general meeting of the Company at which financial statements are laid and to authorise the Directors to determine the auditor’s remuneration.

By order of the Board

Stephen Stamp

Company Secretary

Registered office:

1 Caspian Point

Caspian Way

Cardiff, Wales

CF10 4DQ

Date: 23 May 2025

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EXPLANATORY NOTES TO THE RESOLUTIONS

Resolutions 1 to 7 (inclusive) are Ordinary Resolutions which require a simple majority of more than 50% of votes to be cast in favour to be passed.

Ordinary Resolutions

Resolution 1 – Annual Report and Accounts

This resolution is to receive and consider the FY24 Annual Report and Accounts. The Directors are required to present the FY24 Annual Report and Accounts, including the independent Auditor’s Report.

Resolution 2 – Approval of the Directors’ Remuneration Report

This resolution is to approve the Directors’ Remuneration Report as set out in the FY24 Annual Report and Accounts (excluding the part setting out the Directors’ Remuneration Policy, which is on pages 22 to 31). Section 439 of the Companies Act 2006 requires that the Directors’ Remuneration Report for the financial year be put to a vote of shareholders at the AGM. This vote is advisory and the Directors’ entitlement to receive remuneration is not conditional on it.

Resolutions 3, 4, 5 and 6 – Re-election of Directors

In accordance with the provisions of the Company’s articles of association, certain Directors are subject to election or annual re-election by shareholders.

Resolution 3 relates to the re-election of Stephen Parker as a non-executive director of the Company who retires by rotation in accordance with article 70.2 of the Company’s articles of association.

Resolution 4 relates to the re-election of Stephen Stamp as an executive director of the Company who retires by rotation in accordance with article 70.2 of the Company’s articles of association.

Resolution 5 relates to the re-election of Simon Turton as a non-executive director of the Company who, having served as a director of the Company for more than nine years, retires in accordance with article 70.5 of the Company’s articles of association.

Resolution 6 relates to the re-election of Sijmen de Vries as an executive director of the Company who, having served as a director of the Company for more than nine years, retires in accordance with article 70.5 of the Company’s articles of association.

The Board has considered the key strengths and experience of each Director and the contribution each Director brings to the Board. The Board has concluded that each Director continues to be effective and that they demonstrate commitment to their roles.

It is the Board’s view that each Director standing for election/re-election is, and continues to be, important to the long-term sustainable success of the Company.

Resolution 3 – Re-election of Stephen Parker as a Director

Role: Non-Executive Director

Appointment date: 20 June 2022

Resolution 4 – Re-election of Stephen Stamp as a Director

Role: Executive Director

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Appointment date: 9 September 2019

Resolution 5 – Re-election of Simon Turton as a Director

Role: Non-Executive Director

Appointment date: 2 December 2014

Resolution 6 – Re-election of Sijmen de Vries as a Director

Role: Non-Executive Director

Appointment date: 13 November 2014

Resolution 7 – Re-appointment of the Auditors

On the recommendation of the Audit Committee, the Board proposes the re-appointment of PKF Littlejohn LLP as the Company’s auditors for the financial year 2025.

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NOTES

Proxies

1.	Holders of Ordinary Shares are entitled to attend and vote at the general meeting of the Company. The total number of issued Ordinary Shares in the Company on 20 May 2025, which is the latest practicable date before the publication of this document, is 28,906,308,922, On a vote by show of hands every member who is present in person or by proxy shall have one vote. On a poll vote every member who is present in person or by proxy shall have one vote for every Ordinary Share of which he is the holder.

2.	A member of the Company entitled to attend, speak and vote at this meeting is entitled to appoint one or more proxies to attend, speak and vote in that member’s place. A member may appoint more than one proxy in relation to this meeting provided that each proxy is appointed to exercise rights attached to a different share or shares held by that member. A proxy need not also be a member. Completion and return of a Form of Proxy (or any CREST Proxy Instruction, as described in notes 7 to 10) will not preclude a member from attending and voting at the meeting should the member so decide. A Form of Proxy has been sent to all registered holders of shares. If you wish to appoint multiple proxies please photocopy the Form of Proxy, fill in each copy in respect of different shares and send the multiple forms together to the Company’s registrars, Neville Registrars Limited, in accordance with note 3 below. Alternatively you may appoint multiple proxies by CREST Proxy Instruction in accordance with note 7 below.

3.	To be valid, the Form of Proxy and any power of attorney or other authority (if any) under which it is signed (or a copy certified notarially, or in some other manner approved by the Board) must be completed and returned so as to reach the Company’s registrars, Neville Registrars Limited at: Neville House, Steelpark Road, Halesowen B62 8HD by 1:00 p.m. on 24 June 2025 (or, if the meeting is adjourned, not less than 48 hours (excluding non-working days) before the time fixed for the holding of the adjourned meeting).

4.	In the event that a poll is demanded at the meeting, and such poll is to be taken more than 48 hours thereafter, the Form of Proxy (together with any documents of authority required by note 3) may be returned to the Company’s registrars, Neville Registrars Limited at the address in note 3 above so as to arrive not later than 24 hours before the time appointed for such poll. In the event that a poll is demanded at the meeting, and such poll is not taken at the meeting, but is taken less than 48 hours after the meeting, the enclosed Form of Proxy (together with any documents of authority required by note 3) may be delivered at the meeting to the chairman of the meeting or to the secretary or any director of the Company.

5.	Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001 (as amended), to be entitled to attend and vote at the meeting (and for the purpose of determining the number of votes a member may cast), members must be entered on the register of members of the Company at 18:00 on 24 June 2025.

6.	In the case of joint holders, the signature of only one of the joint holders is required on the Form of Proxy, but the vote of the senior (by order in the register of members) who tenders a vote will be accepted to the exclusion of the others.

7.	CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service may do so for this meeting and any adjournment(s) thereof by utilising the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

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8.	In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & International Limited’s (“Euroclear”) specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by the Company’s agent (ID 7RA11) by the latest time for proxy appointments set out in note 3 above. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the Company’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

9.	CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings (www.euroclear.com/site/public/EUI).

10.	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001 (as amended).

11.	A corporation which is a member can appoint one or more corporate representatives who may exercise, on its behalf, all its powers as a member provided that no more than one corporate representative exercises powers over the same share.

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